Mail Stop 4561

June 18, 2007

By U.S. Mail and facsimile to (765) 751-1897.

Mark K. Hardwick
Chief Financial Officer
First Merchants Corporation
200 East Jackson Street
Muncie, IN 47305

> **Re:** **First Merchants Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-17071**

Dear Mr. Hardwick:

We have reviewed your response filed with the Commission on May 25, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Note 1, Nature of Operations and Summary of Significant Accounting Policies, page 25</u>

1. We note that you have proposed to disclose your self-insurance risk on a per policy basis. Please revise to disclose the total exposure related to self-insurance for all policies outstanding.

2. Please revise to disclose how you account for the intercompany transactions related to the self-insurance that First Merchant's Reinsurance Company provides to its parent or other related entities.

Note 22, Derivative Instruments and Hedging Activities, page 52

3. Please revise to disclose the methods and significant assumptions used to determine the fair value of your derivative instruments.

4. We note in your response that your interest rate floors have strike rates that range from 6.0% to 7.5%. Please revise to disclose the total notional amounts associated with each strike rate.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your future filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief